     International Paper Company
     Hourly Savings Plan

     Financial Statements
     as of and for the Years Ended
     December 31, 2002 and 2001,
     Supplemental Schedule for the Year
     Ended December 31, 2002,
     and Independent Auditors' Report

================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                    FORM 11-K

                                  ANNUAL REPORT

                        Pursuant to Section 15(d) of the

                         Securities Exchange Act of 1934


For the Year Ended December 31, 2002               Commission file number 1-3157


                           INTERNATIONAL PAPER COMPANY
                               HOURLY SAVINGS PLAN
                            (Full title of the plan)


                           INTERNATIONAL PAPER COMPANY
                               400 Atlantic Street
                               Stamford, CT 06921
                            Telephone: (203) 541-8000
         (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)


                                   13-0872805
                      (I.R.S. Employer Identification No.)


================================================================================

INTERNATIONAL PAPER COMPANY HOURLY SAVINGS PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                                          Page

INDEPENDENT AUDITORS' REPORT                                                               1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001:

   Statements of Net Assets Available for Benefits                                         2

   Statements of Changes in Net Assets Available for Benefits                              3

   Notes to Financial Statements                                                           4

SUPPLEMENTAL SCHEDULE -

   Form 5500, Schedule G, Part III - Schedule of Nonexempt Transactions for the
     Year Ended December 31, 2002                                                         13

All other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

INDEPENDENT AUDITORS' REPORT

To the Plan Administrator of International Paper Company
  Hourly Savings Plan:

We have audited the accompanying statements of net assets available for benefits of International Paper Company Hourly Savings Plan (formerly Savings Plan for Designated Groups of Employees of International Paper Company) (the "Plan") as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of nonexempt transactions for the year ended December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/ Deloitte & Touche LLP

June 24, 2003

INTERNATIONAL PAPER COMPANY HOURLY SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001 (In Thousands)
--------------------------------------------------------------------------------

                                                                                                   2002               2001
ASSETS:
  Investments - Plan interest in Master Trust (Notes 1, 2, 3, 4, and 5)                         $ 735,708          $ 272,952
                                                                                                ---------          ---------

  Receivables:
    Participants' contributions                                                                     1,462              --
    Employer's contributions                                                                          335              --
                                                                                                ---------          ---------
           Total receivables                                                                        1,797              --
                                                                                                ---------          ---------

NET ASSETS AVAILABLE FOR BENEFITS                                                               $ 737,505          $ 272,952
                                                                                                =========          =========

See notes to financial statements.

INTERNATIONAL PAPER COMPANY HOURLY SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2002 AND 2001 (In Thousands)
--------------------------------------------------------------------------------

                                                              2002        2001
ADDITIONS:
  Investment income - Plan interest in Master Trust
    (Notes 1, 2, 3, and 4)                                  $  --       $  2,338
                                                            --------    --------
  Contributions:
    Participants' contributions                               62,020      28,848
    Employer's contributions                                  17,155       8,473
                                                            --------    --------

          Total contributions                                 79,175      37,321

  Net transfers from other plans (Note 7)                    490,170        --
                                                            --------    --------

          Total additions                                    569,345      39,659
                                                            --------    --------

DEDUCTIONS:
  Investment loss - Plan interest in Master Trust
    (Notes 1, 2, 3, and 4)                                    51,950        --
  Benefits paid to participants                               52,842      35,542
  Net transfers to other plans (Note 7)                         --         2,597
                                                            --------    --------

          Total deductions                                   104,792      38,139
                                                            --------    --------

NET INCREASE                                                 464,553       1,520

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                          272,952     271,432
                                                            --------    --------

  End of year                                               $737,505    $272,952
                                                            ========    ========


See notes to financial statements.

INTERNATIONAL PAPER COMPANY HOURLY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

1.    DESCRIPTION OF THE PLAN

      The following description of International Paper Company Hourly Savings Plan (the "Plan") provides only general information about the provisions of the Plan. The Plan was formerly referred to as Savings Plan for Designated Groups of Employees of International Paper Company. Participants should refer to the Plan document or the Plan's summary plan description for a more complete description of the Plan's provisions.

      General - The Plan is a defined contribution plan providing retirement benefits to certain designated groups of hourly-paid employees of International Paper Company and its subsidiaries (the "Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

      Participation in the Plan is voluntary. An employee is eligible to participate in the Plan after the first day of the month following the completion of one month of employment with the Company.

      The assets of the Plan are held by State Street Bank and Trust Company (the "Trustee") in the International Paper Company Defined Contribution Plans' Master Trust (the "Master Trust"), a master trust established by the Company and administered by the Trustee.

      Effective April 1, 2002, (1) the Plan was renamed the International Paper Company Hourly Savings Plan; (2) J.P. Morgan/American Century Retirement Plan Services (the "Recordkeeper") became the recordkeeper for the Plan;
      (3) new investment options, including a brokerage window, were implemented; and (4) new employees are automatically enrolled in the Plan 45 days from the date they become eligible to participate, unless they otherwise decline participation or make alternative contribution or investment elections.

      Participant Contributions - Prior to April 1, 2002, participants could make contributions of up to 4% of their total pay (on a before-tax or after-tax basis) that were matched by the Company. For certain locations covered by the Plan, participants were also allowed to make supplemental contributions of up to 12% (on a before-tax or after-tax basis) of their total pay that were not matched. For certain other locations covered by the Plan, participants could have made contributions to the Plan but received no Company matching contributions. Participants' contributions are subject to certain Internal Revenue Code (the "Code") limitations.

      Effective April 1, 2002, all participants may contribute up to 85% of annual compensation, as defined by the Plan, on either a before-tax or an after-tax basis, or any combination thereof.

      Company Contributions - Prior to April 1, 2002, the Company matched 50% of participants' basic contributions. Participants were fully vested in all Company contributions, as well as participant contributions made to their accounts plus earnings thereon.

      Effective April 1, 2002, as specified in an appendix to the Plan document, the Company matches 50% of the participants' contributions up to either 4% or 6% of a participant's annual compensation, subject to certain limitations. Participants are fully vested in all participant contributions made to their accounts plus earnings thereon. The value of Company matching contributions is fully vested after three years of service.

      Rollover Contributions - The Plan is authorized to accept rollover contributions and direct trust-to-trust transfers of amounts which participants are entitled to receive from other qualified profit sharing, stock bonus and savings plans.

      Investments - Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers several pooled accounts, mutual funds, a fixed income option referred to as the Stable Value Fund, an open brokerage window and the Company's common stock as investment options for participants.

      Prior to April 1, 2002, Company matching contributions were invested in the Stable Value Fund. Beginning with the year a participant attained age 55, and each calendar year thereafter, the participant could transfer all or a portion of the value of his account attributable to Company matching contributions from the Stable Value Fund to any of the other investment options.

      Effective April 1, 2002, 50% of the Company matching contributions must be invested in the Company Stock Fund ("Company Match Restricted") and the remaining 50% may be invested, as directed by the participants, into various investment options offered by the Plan. Beginning in the year a participant reaches age 55, or upon termination of employment, the participant may transfer all or part of their Company Match Restricted balance to the other investment options.

      Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contributions, the Company's matching contributions and an allocation of Plan earnings, and is charged with benefit distributions, if applicable, and allocations of Plan losses and administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

      Loans to Participants - Prior to April 1, 2002, participant loans were not permitted by the Plan. Existing loans in the Plan represented participant loans that were transferred into the Plan from other savings plans merged into the Plan.

      Effective April 1, 2002, participants may borrow from their accounts an amount not to exceed (on a cumulative outstanding basis) the lesser of (1) 50% of the value of a participant's contributions, rollover accounts, and the vested portion of his Company contributions account, less any restricted portions of such accounts, or (2) $50,000 reduced by the excess of the participant's largest outstanding balance of all loans during the 12 months preceding the date the loan is to be made over the outstanding balance of loans on the date such loan is made. Loans are repayable through payroll deduction, beginning approximately 60 days after the effective date of the loan, with a minimum loan period of one year. The maximum repayment period is five years, unless for the purchase of a principal residence in which case the maximum repayment period is ten years. It is permissible to have two loans outstanding at any one time, but only one principal residence loan is allowed at a time. The interest rate is determined by the plan administrator based on the prime interest rate as published in the Wall Street Journal plus 1%. Interest rates on loans outstanding ranged from 4.75% to 10.80% at December 31, 2002.

      Payment of Benefits - Distributions may be made when a participant retires, terminates employment, or dies. With the exception of the Company Stock Fund, distributions are in cash for the value of the participant's account. Distributions from the Company Stock Fund are made in shares of Company common stock, in cash or in a combination of shares and cash, as selected by the participant.

      Upon termination of employment, a participant may elect a distribution in a lump-sum payment or through installments over 5 to 20 years. Terminated participants may defer distribution to a date occurring on or prior to the date the participant attains age 70 1/2.

      Prior to April 1, 2002, death benefits to a beneficiary of an active participant were paid in a lump sum. Effective April 1, 2002, death benefits to a beneficiary are paid in either a lump-sum payment within 5 years of the participant's death or in installment payments commencing within one year of the participant's death, as elected by the beneficiary. If the beneficiary is the participant's spouse, the beneficiary may elect to defer the distribution to the date the participant would have been 70 1/2.

      Prior to April 1, 2002, participant withdrawals were not permitted by the Plan. Effective April 1, 2002, a participant may make partial or full general withdrawals in the following order: (1) the value of the after-tax contributions made before the preceding 24-month period and the unmatched after-tax contributions made within the preceding 24-month period with no suspension penalty or contribution suspension; (2) the value of the matched after-tax contributions made during the preceding 24-months with a 3-month suspension penalty period during which no Company matching contributions are made with no employee contribution suspension; (3) the value of any rollover account; and (4) the value of certain prior Company matching contributions as detailed in the appendix to the Plan document.

      If the total amount available to a participant for a general withdrawal is insufficient to meet his or her financial needs, a participant who has not attained age 59 1/2 may apply to the Plan administrator for a "hardship" withdrawal of part or all of the value of vested Company matching contributions, and before-tax contributions and pre-1989 earnings thereon.

      A participant who makes a hardship withdrawal will have contributions to the Plan suspended for six months. As an alternative to suspension, a participant may file a certification of financial hardship. In the year following the distribution, contributions are limited to the annual maximum allowed by Federal law less the amount of the employee's before-tax contributions in the year of the hardship withdrawal.

      Participants in the Plan who have attained age 59 1/2 may withdraw the value of before-tax contributions and the value of vested Company matching contributions, in addition to all amounts available under a general withdrawal.

      Some participants that have become participants in the Plan due to plan mergers have benefits differing from the general provisions of the Plan. The appendix to the Plan's summary plan description explains these benefits in detail by location. These participants are often allowed to continue certain benefits offered in their previous plans. The contributions available for such withdrawals are only those contributions made under their previous plans and not the contributions or earnings thereon made under the Plan's provisions.

      Administrative Expenses - All administrative fees and expenses are charged to the Plan. The Recordkeeper nets the administrative expenses of each plan in the Master Trust with the investment income or loss of the Master Trust.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

      Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

      Investment Valuation and Income Recognition - The Plan's interest in the Master Trust is stated at fair value except for its benefit-responsive investment contracts, which are valued at contract value. If available, quoted market prices are used to value investments. Pooled accounts are valued at the net asset value of units held by the Plan at year-end. Shares of mutual funds, the brokerage window and the Company's common stock are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Participant loans are valued at the outstanding loan balances.

      Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

      Management fees and operating expenses charged to the Master Trust for investments in Pooled accounts, mutual funds and the brokerage window are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as an adjustment to net appreciation (depreciation) in fair market value of investments for such investments.

      The Plan has entered into various benefit-responsive investment contracts with insurance companies, which maintain the contributions in a general account. The accounts are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contracts are included in the financial statements at contract value as reported to the Plan by the issuers. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value as reported to the Plan by the issuers.

      There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the investment contracts held by the Master Trust at December 31, 2002 and 2001 was $1,411,693,416 and $777,909,079, respectively. The aggregate average yields of the investment contracts for the years ended December 31, 2002 and 2001 were 6.17% and 6.59%, respectively. The aggregate crediting interest rates for the investment contracts as of December 31, 2002 and 2001 were 5.83% and 6.49%, respectively. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than certain percentages.

      The Master Trust utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

      Payment of Benefits - Benefit payments to participants are recorded upon distribution.

3.    MASTER TRUST

      The Plan's investment assets are held in a trust account by the Trustee and consist of an undivided interest in an investment account of the Master Trust. Use of the Master Trust permits the commingling of trust assets with the assets of other plans sponsored by the Company for investment and administrative purposes. Although assets of the plans are commingled in the Master Trust, the Recordkeeper maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans. The net investment income or loss of the investment assets and administrative expenses are allocated by the Recordkeeper to each participating plan based on the relationship of the interest of each plan to the total of the interests of the participating plans.

      The net assets of the Master Trust at December 31, 2002 and 2001, are summarized as follows (in thousands):

                                                                                  2002                2001
         Investments:
           At fair value:
             International Paper Company common stock                          $  780,846          $  834,879
             Pooled accounts                                                    1,119,676             128,982
             Mutual funds                                                           --                814,089
             Open brokerage window                                                 23,619                --
             Loans to participants                                                100,802              58,704
                                                                               ----------           ---------
                                                                                2,024,943           1,836,654

           Guaranteed investment contracts, at contract value                   1,337,519             761,224
           Cash and cash equivalents                                                1,182                 242
                                                                               ----------           ---------

                   Total investments                                            3,363,644           2,598,120

         Due from broker for securities sold                                         --                 6,896
         Accrued administrative expenses                                           (3,610)               (915)
                                                                               ----------           ---------

                   Total net assets                                            $3,360,034           $2,604,101
                                                                               ==========           ==========

         Plan's interest in the Master Trust                                   $  735,708           $  272,952
                                                                               ==========           ==========

         Plan's interest in the Master Trust as percentage of total                    22%                  11%
                                                                               ==========           ==========

      The net investment loss of the Master Trust for the years ended December 31, 2002 and 2001, is summarized below (in thousands):

                                                                                  2002               2001
          Investment loss:
            Net appreciation (depreciation) of investments:
              International Paper Company common stock                        $ (115,588)         $  (5,164)
              Pooled accounts                                                   (249,712)             5,745
              Mutual funds                                                          --             (130,422)
              Open brokerage window                                               (6,012)               --
              Guaranteed investment contracts                                     72,418             45,845
                                                                              ----------          ---------
                                                                                (298,894)           (83,996)
            Interest and dividends                                                21,443             34,456
                                                                              ----------          ---------

                    Total investment loss, net                                $ (277,451)         $ (49,540)
                                                                              ==========          =========

          Investment (loss) income - Plan interest in Master Trust            $  (51,950)         $   2,338
                                                                              ==========          =========

4.    NONPARTICIPANT-DIRECTED INVESTMENTS

      Information about the net assets and the significant components of the changes in net assets relating to the Stable Value Fund, which includes both participant and nonparticipant-directed investments for the period from January 1, 2002 to March 31, 2002 and as of and for the year ended December 31, 2001, is as follows (in thousands):

                                                                                          2002             2001
          Net assets, beginning of year                                                  $193,574         $181,565
                                                                                         --------         --------
          Changes in net assets:
            Investment income - Plan interest in Master Trust                              15,104           10,865
            Employer's contributions                                                        3,135            8,473
            Participants' contributions                                                    22,426           12,968
            Benefits paid to participants                                                 (39,392)         (29,073)
            Transfers from participant-directed investments, net                              844           11,383
            Transfers from (to) other plans/trusts, net                                   169,473           (2,607)
                                                                                         --------         --------
          Net change                                                                      171,590           12,009
                                                                                         --------         --------

          Net assets, end of year                                                        $365,164         $193,574
                                                                                         ========         ========

      Information about the net assets and the significant components of the changes in net assets relating to the Company Stock Fund, which includes both participant and non-participant directed investments, as of and for the year ended December 31, 2002, is as follows (in thousands):

                                                                                          2002

         Net assets, beginning of year                                                   $ 12,039
                                                                                         --------
         Changes in net assets:
           Investment loss - Plan interest in Master Trust                                (20,257)
           Employer's contributions                                                         7,891
           Participants' contributions                                                      3,021
           Benefits paid to participants                                                   (9,622)
           Transfers from participant-directed investments, net                             5,511
           Transfers from other plans/trusts, net                                         110,521
                                                                                         --------

         Net change                                                                        97,065
                                                                                         --------
         Net assets, end of year                                                         $109,104
                                                                                         ========

5.    RELATED-PARTY TRANSACTIONS

      Certain of the Plan's investments are shares of mutual funds managed by the Trustee. State Street Bank and Trust Company is the trustee, as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Master Trust to the Trustee for trustee services were approximately $900,000 and $674,000 for the years ended December 31, 2002 and 2001, respectively.

      Also included in the Plan's investments are shares of common stock of International Paper Company, the Plan's sponsor, which qualify as party-in-interest transactions.

6. INCOME TAX STATUS

      The Internal Revenue Service ("IRS") has determined and informed the Company by a letter dated May 8, 2003, that the Plan and related trust were designed in accordance with the applicable requirements of the Code. The Company and the plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Code and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

7.    TRANSFERS TO/FROM OTHER PLANS

      The following table summarizes the net transfers to and (from) the Plan during 2002 and 2001 (in thousands):

                                                                                                     2002         2001
           International Paper Company Retirement Savings Plan, portion merged
           into the Plan effective March 31, 2002                                                 $ 146,172      $  --

           Champion International Corporation Savings Plan for Hourly Employees
           #158, merged into the Plan effective March 31, 2002                                      214,295         --

           Union Camp Corporation Franklin Employee Investment Plan -
           Franklin, Virginia, merged into the Plan effective March 31, 2002                         49,105         --

           Union Camp Corporation Savannah Employee Investment Plan -
           Savannah, Georgia, merged into the Plan effective March 31, 2002                          38,450         --

           Union Camp Corporation Prattville Employee Investment Plan -
           Pratville, Alabama, merged into the Plan effective March 31, 2002                         23,432         --

           Union Camp Corporation Employees Investment Plan, merged
           into the Plan effective March 31, 2002                                                    29,034         --

           Union Camp Corporation Employee Savings and Investment Plan                                   84         --

           Ace Paper Products 401(k) Salary Deferral Plan, merged into
           the Plan effective March 31, 2002                                                            713         --

           Imperial Cup Profit Sharing Plan, merged into the Plan effective
           March 31, 2002                                                                             1,675         --

           The Weston Paper and Manufacturing Co. 401(k) Savings Plan
           for Collectively Bargained Employees, merged into the Plan
           effective March 31, 2002                                                                   1,643         --

           Shorewood Packaging Corporation Union Retirement and
           Savings Plan, merged into the Plan effective March 31, 2002                                  843         --

           Conversion due to sale to Nevamar                                                        (13,446)        --

           Weston Paper and Manufacturing Company 401(k) Savings Plan
           for Collective Bargaining Employees at Terre Haute Mill and
           Weston Paper and Manufacturing Company 401(k) Savings Plan
           for Collective Bargaining Employees at Cedarburg Plant, merged
           into the Plan effective March 31, 2001                                                      --          1,429

           Masonite Conversion due to sale to Premdor, Inc.                                            --         (3,066)

           Loans to participants, transferred from other plans                                         --             50

           International Paper Company Salaried Savings Plan, net transfer
           due to change in employment status                                                        (1,420)      (1,010)

           Other                                                                                       (410)        --
                                                                                                  ---------    ---------
               Total net transfers                                                                $ 490,170    $  (2,597)
                                                                                                  =========    =========

                                      -11-

 8.   PLAN TERMINATION

      Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

 9.   NONEXEMPT PARTY-IN-INTEREST TRANSACTION

      The Company remitted participant contributions to the Trustee later than required by D.O.L. Regulation 2510.3-102. The Company has represented that they will file Form 5330 with the Internal Revenue Service and will pay the required excise tax on the transactions.

10.   SUBSEQUENT EVENT

      The Plan was amended effective January 1, 2003, contingent on IRS approval which was received in the determination letter dated May 8, 2003 (See Note
      6), to designate the Company Stock Fund, excluding current year contributions, as an employee stock ownership plan ("ESOP"). Effective with respect to dividends paid in 2003 on share of Company stock held in the ESOP portion of the Plan, in accordance with Section 404(k) of the Code, participants will be permitted to elect to receive cash payouts of the dividends paid on shares of Company stock allocated to their accounts in the Plan or to leave the dividends in the Plan to be reinvested in shares of Company stock.

INTERNATIONAL PAPER COMPANY HOURLY SAVINGS PLAN

FORM 5500, SCHEDULE G, PART III -
NONEXEMPT TRANSACTIONS
YEAR ENDED DECEMBER 31, 2002

----------------------------------------------------------------------------------------------------------------------------
                                 (b) Relationship to Plan,
    (a) Identity of Party                Employer, or           (c) Description of transactions
            Involved               Other Party-in-Interest      (d) Amount
-----------------------------   -----------------------------   ------------------------------------------------------------
International Paper Company     Plan Sponsor                    Participant contributions for employees were not funded by the 15th business day after the month withheld, as required by D.O.L. Regulation 2510.3-102.
                                                                February 2002 participant contributions of $329 were
                                                                deposited on March 26, 2002.

International Paper Company     Plan Sponsor                    Participant contributions for employees were not funded by the 15th business day after the month withheld, as required by D.O.L. Regulation 2510.3-102.
                                                                March 2002 participant contributions of $53,778 were
                                                                deposited on April 22, 2002.

International Paper Company     Plan Sponsor                    Participant contributions for employees were not funded by the 15th business day after the month withheld, as required by D.O.L. Regulation 2510.3-102.
                                                                March 2002 participant contributions of $382,035 were
                                                                deposited on April 29, 2002.

International Paper Company     Plan Sponsor                    Participant contributions for employees were not funded by the 15th business day after the month withheld, as required by D.O.L. Regulation 2510.3-102.
                                                                April 2002 participant contributions of $295,411 were
                                                                deposited on June 3, 2002.

International Paper Company     Plan Sponsor                    Participant contributions for employees were not funded by the 15th business day after the month withheld, as required by D.O.L. Regulation 2510.3-102.
                                                                May 2002 participant contributions of $197,619 were
                                                                deposited on June 28, 2002.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the person who administers the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                     INTERNATIONAL PAPER COMPANY
                                     HOURLY SAVINGS PLAN


                                     By  /s/ Jerome N. Carter
                                        ------------------------------
                                         Jerome N. Carter, Senior Vice President
                                         and Plan Administrator

Date:  June 27, 2003
Stamford, Connecticut


                            STATEMENT OF DIFFERENCES

The section symbol shall be expressed as...................................'SS'